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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Cerner Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

156782104

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G

Item 1.
	(a)	Name of Issuer:
Cerner Corporation
	(b)	Address of Issuer’s Principal Executive Offices:
2800 Rockcreek Parkway, 601 Kansas City, MO 64117

Item 2.
	(a)	Name of Person Filing:
Neal L. Patterson
	(b)	Address of Principal Business Office or, if none, Residence:
2800 Rockcreek Parkway, Suite 601 Kansas City, MO 64117
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
156782104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
3,698,261 *
(b) Percent of class:
10.33%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
3,644,261 *
(ii) Shared power to vote or to direct the vote:
54,000
(iii) Sole power to dispose or to direct the disposition of:
3,644,261 *
(iv) Shared power to dispose or to direct the disposition of:
54,000

* Such number of shares includes 216,000 held by Jeanne Lillig-Patterson, wife of Neal L. Patterson, as trustee for their minor children. Such number of shares excludes 49,913 shares beneficially owned by Jeanne-Lillig Patterson. Neal L. Patterson denies beneficial ownership of such shares and the description herein of such shares shall not be construed as and admission that Neal L. Patterson is, for purposes of Section 13(d) or 13 (g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Shares (constituting a portion of the number of shares reported under Item 4) are held on behalf of Neal L. Patterson by a trustee under the Cerner Corporation Employee Stock Purchase Retirement Plan, the trustee receives the dividends pursuant to the terms of the plan.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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13G

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Neal L. Patterson
Name:	Neal L. Patterson
Title:	Chairman of the Board and Chief Executive Officer

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